EXHIBIT 99.20
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[GRAPHIC OMITTED]
[VERMILION ENERGY TRUST]



                                 PRESS RELEASE
   VERMILION ENERGY TRUST ANNOUNCES EXCHANGEABLE SHARE RATIO & WEBCAST AT AGM
                      FOR IMMEDIATE RELEASE - MAY 14, 2004


Vermilion Energy Trust (VET.UN-TSX) is pleased to announce the increase to the Exchange Ratio of the Exchangeable Shares of Vermilion Resources Ltd. from
1.17747 to 1.18848. The increase will be effective on May 14, 2004. A "Notice of Retraction" must be received by Computershare by May 19, 2004 to receive this exchange ratio. All notices received after this date will receive the exchange ratio to be determined on June 15, 2004.

The following are the details used in the calculation of the Exchange ratio:

Record Date of Vermilion Energy Trust Distribution                                      April 30, 2004
Opening Exchange Ratio                                                                  1.17747
Vermilion Energy Trust Distribution per Unit                                            $0.17

10-day Weighted Average Trading Price ("Current Market Price")                          $18.17343
(Including the Last Business Day Prior to the Distribution Payment Date)

Increase in the Exchange Ratio                                                          0.01101
Effective Date of the Increase in the Exchange Ratio                                    May 14, 2004
Exchange Ratio as of the Effective Date                                                 1.18848

The increase in the exchange ratio is calculated by multiplying the Vermilion Energy Trust Distribution per Unit by the previous months exchange ratio and dividing by the Current Market Price of VET.UN. A holder of Vermilion Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time for Vermilion Trust Units by completing a Retraction Request form. You can obtain a copy by contacting Computershare Trust Company of Canada at (403) 267-6894.

WEBCAST AT VERMILION ENERGY TRUST'S ANNUAL GENERAL MEETING

Vermilion will webcast its AGM presentation on May 18th, 2004 at approximately 10:15 a.m. MST. To view this online event, click http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=817300 or visit our website at http://www.vermilionenergy.com/presentations.html

For further information please contact:

Paul Beique
Director Investor Relations
2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 269-4884
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com